Exhibit 99.1

Acergy S.A. Trading Update

London, England – December 02, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) (“the Company”) issues this Trading Update ahead of its results for the fourth quarter and full year ended November 30, 2010, which are expected to be announced on February 23, 2011.

2010 Trading Update

Guidance for fiscal year 2010 remains unchanged. The Company expects to achieve:

-	revenue from continuing operations for 2010 to be in line with fiscal year 2009

-	an Adjusted EBITDA(a) margin for continuing operations which is slightly ahead of the 2009 result.

The effective rate of tax for the underlying business is anticipated to be in line with the 35% guidance previously provided.

Cash balances at fiscal year end are expected to be approximately $490 million after capital expenditure of approximately $500 million and paid dividends to shareholders of $42 million.

Depreciation and amortisation costs are anticipated to be approximately $120 million.

Acergy is expected to end the 2010 fiscal year with a backlog for continuing operations of approximately $3.5 billion, based on prevailing exchange rates, including approximately $1.7 billion for execution in 2011.

Proposed Combination of Acergy S.A. and Subsea 7 Inc.

Following shareholder approval at the Acergy and Subsea 7 Inc’s respective Combination EGMs, completion is currently anticipated in January 2011, subject to customary closing conditions.

In light of the timing of completion, the Company will not be providing guidance for fiscal year 2011 at this time. The Company intends to present its next update to the market on February 23, 2011 when it will present its results for the fourth quarter and full year ended November 30, 2010.

Commenting on today’s statement, Jean Cahuzac, Chief Executive Officer, said:
“Acergy has delivered a strong operational and financial performance throughout the year, despite some challenging short-term market conditions, supporting our confidence in achieving our 2010 expectations.

We expect further large projects will come to market award within the coming months and we anticipate building quality backlog and executing strongly.

As previously commented, we foresee a high level of activity for 2011 but we could see some impact on our overall margins due to the delays in project awards over the last two years and the continuing competitive market prevailing in the North Sea.”

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.  We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

(a)  Adjusted EBITDA: Acergy calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business.  Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following Acergy’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by Acergy may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this note, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of Acergy’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of Acergy’s liquidity.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.  Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the expected timing of publishing 2010 fourth quarter and full year financial results in 2011, statements as to estimated revenues and expectations as to the Adjusted EBITDA margin, depreciation and amortisation costs, effective tax rates, cash balances, capital expenditure commitments for the fiscal year 2010, statements as to the expected backlog at the end of fiscal year 2010, statements as to future operational performance, statements as to short, medium and long-term outlooks and statements as to the expected level of activity for 2011.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

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